Exhibit (a)(1)(ix)

This announcement is not an offer to purchase or a solicitation of an offer to sell Common Shares or ADSs (each as defined below). The U.S. Offer (as defined below) is made solely pursuant to the U.S. Offer to Purchase (as defined below), dated as of March 23, 2016, any amendments or supplements thereto and the Common Share Acceptance Letter and ADS Letter of Transmittal accompanying the U.S. Offer to Purchase, and is being made to all U.S. Holders (as defined below) of Common Shares and all holders of ADSs, wherever located. The making of the U.S. Offer in jurisdictions other than the United States may be restricted or prohibited by law. Purchaser (as defined below) is currently not aware of any jurisdiction where the making of the U.S. Offer is restricted or prohibited by law. If Purchaser becomes aware of any such restriction or prohibition on the making of the U.S. Offer or the acceptance of the ADSs, Purchaser will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the U.S. Offer. If, after a good faith effort, Purchaser cannot comply, Purchaser will not make the U.S. Offer to holders of ADSs in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the U.S. Offer to be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF U.S. OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING COMMON SHARES HELD BY U.S. HOLDERS AND

ALL OUTSTANDING AMERICAN DEPOSITARY SHARES REPRESENTING COMMON SHARES

OF

SYNGENTA AG

FOR

U.S. $465 PER COMMON SHARE

AND

U.S. $93 PER AMERICAN DEPOSITARY SHARE

BY

CNAC SATURN (NL) B.V.

AN INDIRECT WHOLLY-OWNED SUBSIDIARY

OF

CHINA NATIONAL CHEMICAL CORPORATION

THE U.S. OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 10:00 A.M., NEW YORK CITY TIME, ON MAY 23, 2016, UNLESS THE U.S. OFFER IS EXTENDED.

CNAC Saturn (NL) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam and registered with the trade register of the Chamber of Commerce under number 65434552 (“Purchaser”) and an indirect wholly-owned subsidiary of China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), is offering to purchase (the “U.S. Offer”):

(i)	up to 100% of the publicly held registered shares (Namenaktien), with a nominal value of Swiss francs (“CHF”) 0.10 per share, of Syngenta AG (“Syngenta”), a Swiss corporation (Aktiengesellschaft) (collectively the “Common Shares” and each a “Common Share”), that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (such holders collectively, “U.S. Holders” and each a “U.S. Holder”), and

(ii)	up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively the “ADSs” and each an “ADS”), each ADS representing one-fifth (1/5) of a Common Share, from all holders, wherever located, at a purchase price of U.S. $465 per Common Share and U.S. $93 per ADS, in each case, in cash, without interest, payable in U.S. dollars, less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of U.S. $0.05 per ADS for the cancellation of tendered ADSs) and subject to any dilutive effects that may be applicable (see “The U.S. Offer—Terms of the U.S. Offer—Consideration and Payment” of the U.S. Offer to Purchase (as defined below)), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated as of March 23, 2016 (the “U.S. Offer to Purchase”) and in the Common Share Acceptance Letter or ADS Letter of Transmittal, as applicable, accompanying the U.S. Offer to Purchase. Except for ADSs held in the former Global BuyDIRECT program, no fraction of a Common Share or ADS will be purchased from any holder and all payments to tendering holders of Common Shares and ADSs pursuant to the U.S. Offer to Purchase will be rounded to the nearest whole cent.

Simultaneously with the U.S. Offer, Purchaser is making an offer in accordance with the tender offer rules of Switzerland to purchase up to 100% of the outstanding Common Shares from all holders of Common Shares, wherever located, subject to certain restrictions (the “Swiss Offer,” and together with the U.S. Offer, the “Offers”) for the same price and on substantially the same terms as offered to purchase Common Shares in the U.S. Offer.

The U.S. Offer is open to all holders of ADSs, wherever located, including Swiss-resident holders, and to all holders of Common Shares who are U.S. Holders. Holders of Common Shares who are not U.S. Holders may only tender their Common Shares into the Swiss Offer. The Offers do not extend to Common Shares or ADSs that Purchaser, ChemChina or their affiliates may, in the future, hold, or to Common Shares or ADSs held in treasury by Syngenta or its affiliates. Purchaser will accept for payment Common Shares or ADSs that are validly tendered and not properly withdrawn before 10:00 a.m., New York City time, on May 23, 2016 (as it may be extended from time to time, the “Expiration Date”).

After the Expiration Date, if all of the conditions to the Offers (as described in “The U.S. Offer—Conditions to the U.S. Offer” of the U.S. Offer to Purchase) have been satisfied or, to the extent permitted, waived by the Expiration Date and the Offers are declared successful but Purchaser has not acquired 100% of the total publicly held Common Shares and ADSs in issue, then a subsequent offer period (the “Subsequent Offer Period”) of ten (10) Swiss SIX Exchange (“SIX”) trading days will be provided. Under Swiss law and regulation, Purchaser is required to publish the provisional interim results (the “Provisional Interim Results”) of the period from the commencement date of the Offers to (and including) the Expiration Date (the “Main Offer Period”) on the SIX trading day immediately following the Expiration Date and publish the definitive interim results of the Offers (the “Definitive Interim Results”) no later than on the fourth (4th) SIX trading day following the Expiration Date. The Subsequent Offer Period will be expected to commence on the SIX trading day immediately following the publication of the Definitive Interim Results. The Subsequent Offer Period will not be an extension of the U.S. Offer pursuant to the U.S. Offer to Purchase. To streamline the different processes under the Swiss Offer and the U.S. Offer, there will be two settlements if the Offers are declared successful and a Subsequent Offer Period is provided. The first settlement (the “First Settlement”) will take place after the Main Offer Period and the publication of the Definitive Interim Results of the Main Offer Period. Purchaser expects to complete the First Settlement within ten (10) SIX trading days after the Expiration Date. The second settlement (the “Second Settlement”) for Common Shares and/or ADSs tendered during the Subsequent Offer Period is expected to be completed within ten (10) SIX trading days after the expiration of the Subsequent Offer Period.

U.S. Holders of Common Shares or holders of ADSs tendering into the Subsequent Offer Period, if one is provided, would receive the same price per Common Share and ADS, respectively, as will be paid in the Main Offer Period pursuant to the U.S. Offer to Purchase. Purchaser will not pay any interest on the purchase price for Common Shares or ADSs tendered during the Main Offer Period or the Subsequent Offer Period.

The Offers are being made pursuant to a Transaction Agreement, dated as of February 2, 2016 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Transaction Agreement”), by and among ChemChina, China National Agrochemical Corporation, a wholly-owned subsidiary of ChemChina (“CNAC”) and Syngenta. The Transaction Agreement is more fully described in the U.S. Offer to Purchase. Under the terms of the Transaction Agreement, the Offers are subject to the satisfaction or waiver of various conditions, including that Purchaser has received valid and irrevocable acceptances for such number of Common Shares and ADSs representing, when combined with the Common Shares and ADSs that ChemChina and its subsidiaries will own at the time the U.S. Offer expires, at least 67% of all Common Shares that are issued at such time, receipt of certain regulatory approvals and the other conditions described in “The U.S. Offer—Conditions to the U.S. Offer” of the U.S. Offer to Purchase. The Offers are not subject to a financing condition.

Pursuant to the Transaction Agreement, and subject to applicable law, the Main Offer Period may be extended at any time and from time to time, and during such extended period the U.S. Offer will remain open and the acceptance for payment of Common Shares and ADSs tendered will be delayed. If one or more of the offer conditions described in “The U.S. Offer—Conditions to the U.S. Offer” of the U.S. Offer to Purchase is not satisfied, Purchaser will extend the Main Offer Period until such time as (i) all conditions to the Offers are satisfied or, to the extent permitted, waived and Purchaser accepts the Common Shares and ADSs tendered or (ii) Purchaser is permitted to terminate the Swiss Offer. In addition, Purchaser will extend the U.S. Offer, to the extent required by applicable U.S. federal securities laws, if it makes a material change to the terms of the U.S. Offer, makes a material change in the information concerning the U.S. Offer, or waives a material condition of the U.S. Offer. Moreover, Purchaser will extend the U.S. Offer so that the Main Offer Period of the U.S. Offer matches that of the Swiss Offer. During any of such extensions of the Main Offer Period, all Common Shares and ADSs tendered in the U.S. Offer and not withdrawn will remain subject to withdrawal rights. All U.S. Holders of Common Shares or holders of ADSs that validly tendered, and did not withdraw, their Common Shares or ADSs into the U.S. Offer prior to the Expiration Date, as extended, will receive the same price per Common Share or ADS, as applicable, regardless of whether they tendered before or during any extension period of the U.S. Offer.

Pursuant to the Exchange Act, Syngenta is required to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) within ten (10) business days from the date of commencement of the U.S. Offer. In the Schedule 14D-9, Syngenta is required to set forth whether Syngenta recommends acceptance or rejection of the U.S. Offer, expresses no opinion and remains neutral toward the U.S. Offer or is unable to take a position with respect to the U.S. Offer, and the reasons therefor. Under the terms of the Transaction Agreement, Syngenta has agreed to recommend acceptance of the U.S. Offer in the Schedule 14D-9. Such information will be available at the SEC’s website at www.sec.gov when filed by Syngenta. You should review such information when available.

An ordinary dividend of up to CHF 11 gross (pre-tax) per Common Share for the financial year ended December 31, 2015, and, upon the Offers becoming unconditional, a special dividend of CHF 5 gross (pre-tax) per Common Share, in each case, if approved by an ordinary meeting of Syngenta shareholders scheduled to take place on April 26, 2016, will be paid to Syngenta shareholders. The price payable by Purchaser per Common Share or per ADS tendered into the U.S. Offer will not be adjusted as a result of the payment of such ordinary dividend and such special dividend.

ChemChina and Purchaser currently intend that, following the consummation of the Offers, depending on the acceptance rate, any remaining minority shareholders of Syngenta will be eliminated by any legal means available, including by way of a squeeze-out in accordance with Article 137 of the Financial Markets Infrastructure Act of Switzerland and the respective implementing ordinances or a squeeze-out merger in accordance with the Swiss Merger Act, as the case may be, and that Common Shares will be de-listed from the SIX and ADSs will be de-listed from the New York Stock Exchange.

Registered holders of ADSs wishing to accept the U.S. Offer must deliver an ADS Letter of Transmittal properly completed and duly executed bearing your original signature, and all other documents required therein, including American Depositary Receipts evidencing ADSs, if applicable, to The Bank of New York Mellon, the U.S. Tender Agent (the “U.S. Tender Agent”), at one of its addresses set forth below for receipt, before 10:00 a.m., New York City time, on the Expiration Date, unless the U.S. Offer is extended. Holders of ADSs wishing to accept the U.S. Offer who hold ADSs through a broker or other securities intermediary must instruct such securities intermediary to tender such ADSs on their behalf through The Depository Trust Company (“DTC”). In connection with book-entry transfers, the U.S. Tender Agent must receive (i) a confirmation of such tender into the U.S. Tender Agent’s account at DTC and (ii) an Agent’s Message (as defined in the U.S. Offer to Purchase) before 10:00 a.m., New York City time, on the Expiration Date. DTC, participants in DTC and other securities intermediaries are likely to establish cut-off times and dates that are earlier than 10:00 a.m., New York City time, on the Expiration Date for receipt of instructions to tender ADSs. In certain cases, ADS holders may tender in accordance with procedures for guaranteed delivery described in the U.S. Offer to Purchase.

U.S. Holders of Common Shares wishing to accept the U.S. Offer should (i) deliver or instruct your broker or other securities intermediary to deliver the Common Shares you wish to tender through the SIS settlement system to the U.S. Tender Agent’s account with UBS Switzerland AG specified in the Common Share Acceptance Letter, and (ii) deliver or instruct your broker or other securities intermediary to deliver a properly completed Common Share Acceptance Letter bearing an original signature to the U.S. Tender Agent at one of its addresses set forth below, in each case, to be received prior to 10:00 a.m., New York City time, on the Expiration Date. If you hold Common Shares through a broker or other securities intermediary, you must contact such securities intermediary and instruct it to deliver the Common Shares you wish to tender on your behalf. Securities intermediaries are likely to establish cut-off times and dates to receive instructions to deliver securities that are earlier than 10:00 a.m., New York City time, on the Expiration Date.

In any event, if you are a holder of ADSs, wherever located, and you intend to tender all or any portion of such ADSs into the U.S. Offer, or if you are a U.S. Holder of Common Shares and you intend to tender all or any portion of your Common Shares into the U.S. Offer, in each case, you must follow the procedures set forth in the section of the U.S. Offer to Purchase entitled “The U.S. Offer—Procedure for Tendering into the U.S. Offer,” as applicable.

Payment for Common Shares and ADSs accepted for payment pursuant to the U.S. Offer will be made only after timely receipt of the required documents by the U.S. Tender Agent (and in the case of Common Shares, timely receipt by the U.S. Tender Agent’s account with UBS Switzerland AG of the tendered Common Shares), in accordance with the procedures set forth in “The U.S. Offer—Procedure for Tendering into the U.S. Offer” of the U.S. Offer to Purchase. In the U.S. Offer, the U.S. Tender Agent will act as your agent for the purposes of (i) receiving payments from Purchaser for your tendered Common Shares and/or ADSs, as applicable, and (ii) transmitting such payments to you. You will receive a check from the U.S. Tender Agent for an amount equal to the aggregate purchase price of your tendered Common Shares that Purchaser has accepted for payment. If you are a registered holder of ADSs, you will receive a check from the U.S. Tender Agent for an amount equal to the aggregate purchase price of your tendered ADSs that Purchaser has accepted for payment. If you hold ADSs through a broker or other securities intermediary, the U.S. Tender Agent will credit DTC, for allocation by DTC to your broker or other securities intermediary, with an amount equal to the aggregate purchase price of your tendered ADSs, as applicable, that Purchaser has accepted for payment. All payments will be less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of U.S. $0.05 per ADS for the cancellation of tendered ADSs) and subject to any dilutive effects that may be applicable (see “The U.S. Offer—Terms of the U.S. Offer—Consideration and Payment” of the U.S. Offer to Purchase).

The U.S. Offer provides for withdrawal rights as required by U.S. securities laws. Therefore, you will be able to withdraw any tendered Common Shares or ADSs, in accordance with the procedures set forth in “The U.S. Offer—Withdrawal Rights” of the U.S. Offer to Purchase before 10:00 a.m., New York City time, on the Expiration Date. After this time on the Expiration Date, your withdrawal rights will be suspended until publication of the Definitive Interim Results, which will take place no later than on the fourth (4th) SIX trading day following the Expiration Date. Subsequent to the publication of the Definitive Interim Results and subject to other terms and conditions to the Offers, Purchaser may accept for payment all of your Common Shares or ADSs that are timely and validly tendered and not withdrawn and your withdrawal rights will terminate upon Purchaser’s acceptance. Therefore, you may not have an opportunity after 10:00 a.m., New York City time, on the Expiration Date to exercise your withdrawal rights prior to their termination. Under the U.S. securities laws, no withdrawal rights would apply to Common Shares or ADSs tendered during a Subsequent Offer Period and no withdrawal rights would apply during the Subsequent Offer Period with respect to Common Shares and ADSs tendered into the U.S. Offer during the Main Offer Period that were accepted for payment.

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Common Shares or ADSs, including questions as to the proper completion or execution of any ADS Letter of Transmittal, Common Share Acceptance Letter, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any Common Shares or ADSs, will be determined by Purchaser, in its sole discretion. Purchaser reserves the absolute right to waive any defect or irregularity in any tender of Common Shares or ADSs by any holder, whether or not similar defects or irregularities are waived in the case of other holders of Common Shares or ADSs. No tender of Common Shares or ADSs will be deemed to have been validly made until all defects and irregularities have been cured or waived to Purchaser’s satisfaction. Purchaser also reserves the absolute right to reject any or all tenders of Common Shares and ADSs determined by it not to be in proper form or for which acceptance for payment or payment may be unlawful. None of ChemChina, Purchaser, the U.S. Tender Agent, The Bank of New York Mellon, acting as depositary for the ADSs, Georgeson LLC, the U.S. Information Agent (the “U.S. Information Agent”), or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the U.S. Offer (including any ADS Letter of Transmittal, Common Share Acceptance Letter, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any Common Shares or ADSs) will be final and binding to the full extent permitted by law.

For an explanation of certain effects of the Offers on the Common Shares and ADSs and the rights of holders thereof as a result of the transaction, see the section of the U.S. Offer to Purchase entitled “Questions and Answers.”

A U.S. holder (as defined in “The U.S. Offer—Income Tax Considerations—Certain U.S. Federal Income Tax Consequences of the U.S. Offer” of the U.S. Offer) that tenders Common Shares or ADSs into the U.S. Offer generally will recognize gain or loss, for U.S. federal income tax purposes, in an amount equal to the difference, if any, between (i) the cash received in the U.S. Offer and (ii) the U.S. holder’s adjusted tax basis in the Common Shares or ADSs exchanged therefor. Gain or loss will be determined separately for each block of Common Shares or ADSs (that is, Common Shares or ADSs acquired at the same cost in a single transaction). Such gain or loss will generally be long-term capital gain or loss if the U.S. holder held the Common Shares or ADSs for more than one year. The tax consequences to you will depend on your individual situation.

There will be no Dutch withholding tax levied on the sale of Common Shares or ADSs pursuant to the U.S. Offer.

In general, no Swiss withholding tax will be levied on the sale of Common Shares or ADSs pursuant to the U.S. Offer. Any Swiss securities transfer stamp duty will be borne by Purchaser. Upon the sale of Common Shares or ADSs pursuant to the U.S. Offer, any gain or loss recognized by an individual who is not domiciled in or a resident of Switzerland for tax purposes or by any legal entity that is not organized under the laws of or does not have its place of effective management in Switzerland and does not have a permanent establishment in Switzerland (a “Non-Swiss Holder”) will not be subject to Swiss income tax. Upon the sale of Common Shares or ADSs pursuant to the U.S. Offer, any gain or loss recognized by any person other than a Non-Swiss Holder will be subject to Swiss taxes and exemptions set forth in Swiss income tax law.

You are urged to consult your tax advisor to determine the particular tax consequences to you of the U.S. Offer, including the application and effect of any U.S. federal, state, or local or non-U.S. income and other tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the U.S. Offer to Purchase and the Common Share Acceptance Letter and the ADS Letter of Transmittal accompanying the U.S. Offer to Purchase and is incorporated herein by reference. To the extent required by law, the U.S. Offer to Purchase, the Common Share Acceptance Letter and the ADS Letter of Transmittal will be mailed to record holders of Common Shares and ADSs and will be furnished to brokers and other securities intermediaries whose names, or the names of whose securities intermediaries, are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of securities.

The U.S. Offer to Purchase, the Common Share Acceptance Letter and the ADS Letter of Transmittal contain important information. Holders of Common Share and/or ADSs should carefully read them in their entirety before any decision is made with respect to the U.S. Offer.

The U.S. Offer has not been approved or disapproved by the SEC, or any securities commission of any state of the United States, or the securities regulatory authorities of any other jurisdiction, nor has the SEC, or any state securities commission, or the securities regulatory authorities of any other jurisdiction, expressed a view with respect to the fairness or merits of the U.S. Offer or upon the accuracy or adequacy of the information contained in the U.S. Offer to Purchase. Any representation to the contrary is unlawful.

Any questions or requests for assistance may be directed to the U.S. Information Agent at its telephone number and address set forth below. Additional copies of the U.S. Offer to Purchase, the Common Share Acceptance Letter, the ADS Letter of Transmittal and other tender offer materials may be obtained from the U.S. Information Agent or from brokers, dealers, commercial banks and trust companies, and such copies will be furnished promptly at Purchaser’s expense. Holders of Common Shares and ADSs may also contact their broker, bank or other securities intermediary for assistance concerning the U.S. Offer.

The U.S. Information Agent for the U.S. Offer is:

Georgeson LLC

480 Washington Boulevard

26th Floor

Jersey City, NJ 07310

E-mail: syngentaoffer@georgeson.com

U.S. Toll Free Number for Holders of Securities: +1 (866) 431-2096

The U.S. Tender Agent for the U.S. Offer is:

The Bank of New York Mellon

By registered, certified or express mail:	By overnight courier:

The Bank of New York Mellon Voluntary Corporate Actions – Suite V P.O. Box 43031 Providence, Rhode Island 02940-3031 United States of America	The Bank of New York Mellon Voluntary Corporate Actions – Suite V 250 Royall Street Canton, Massachusetts 02021 United States of America